August 6, 2009

Ronald L. Blevins
Chief Financial Officer
Eastern Virginia Bankshares, Inc.
330 Hospital Road
Tappahannock, Virginia 22560

Re: Eastern Virginia Bankshares, Inc.
    Form 10-K for December 31, 2008
    File Number 0-23565

Dear Mr. Blevins:

    We have reviewed the above referenced filing and related materials and have the following comments. Where indicated, we think your documents should be revised. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In your response, please indicate your intent to include the requested revision in future filings and provide a draft of your proposed disclosure. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may have additional comments.

    The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for fiscal year ended December 31, 2008
Executive Overview, page 28

1.   We note your disclosure on page 28 with respect to the deferral of the fourth quarter dividend in 2008 by the Federal Home Loan Bank (FHLB) - Atlanta. Please revise your notes to the financial statements in future filings, beginning with your next Form 10-Q, to

disclose your accounting for these securities, including your impairment analysis and results of your impairment analysis. Please include in the disclosure how you considered the deferral of dividend payments in your impairment analysis. Refer to the guidance in paragraphs 12.21 to 12.26 of the AICPA Audit Guide for Depository and Lending Institutions and paragraph 8(i) of SOP 01-06.

Securities, page 40

2.   In the securities table on page 40 we note that the amounts of amortized cost for pooled trust preferred securities and corporate securities are $14,575,000 and $15,302,000. However, we note in your securities footnote on page 67 that the amounts of amortized cost for pooled trust preferred securities and corporate securities are $19,075,000 and $10,802,000. Please tell us the reason for the difference and in future filings please present consistent financial information throughout the document.

Note 3 - Securities, page 67

3.   We note the significant unrealized losses related to your Corporate Securities at December 31, 2008 and March 31, 2009. Please tell us and revise future filings to discuss in more detail how management determined that the corporate securities in an unrealized loss position for 12 months or more were not other-than-temporarily impaired at December 31, 2008 and March 31, 2009, considering both the severity and duration of the unrealized loss at each date. Please address the following as part of that discussion:

   a) In both your response letter and your next Form 10-Q, please provide a table showing the identity of the specific issuers, the carrying amount and the severity of the loss, as well as the credit rating, excess subordination, and priority of your particular securities in the cash flow waterfall of the underlying assets.

   b) Clearly identify which, if any, of the securities have been downgraded. Discuss the extent of the downgrade and how you considered in as part of your impairment analysis.

4.   We note the significant unrealized losses related to your pooled trust preferred securities at December 31, 2008 and March 31, 2009, especially those that have been in this position for greater than 12 months. We also note the table on page 8 of your Form 10-Q for the quarter ended March 31, 2009 presenting additional information concerning the trust preferred holdings. In order to better understand how management determined that these securities were not other-than-temporarily impaired at December 31, 2008 and March 31, 2009, considering both the severity and duration of the unrealized loss at each date, please address the following:

a) Please provide us the full detailed analysis of these securities' impairment as of December 31, 2008 and March 31, 2009 that identifies all available evidence, explains the relative significance of each piece of evidence, and identifies the primary evidence on which you rely to support a realizable value equal to or greater than the carrying value of the investment.

b) If you rely on a discounted cash flow analysis to support a realizable value equal to or greater than the carrying value of your security, please provide us the cash flow analysis for all seven of your pooled trust preferred securities and identify all of the key assumptions and explain how you determined the assumptions were appropriate and consistent with FSP FAS 115-1 and FAS 124-1 and related guidance. Specifically address the following in your response and future filings:

- Discount rate – tell us how you determined the discount rate.

- Probability of default – tell us the actual amount and percentage of deferrals and defaults experienced by the trust by quarter and compare these amounts to your assumptions. Also provide information regarding your recovery rate.

c) Please tell us how you considered information received after the balance sheet date but before you issued your financial statements in your other-than-temporary impairment analysis at December 31, 2008 and March 31, 2009. Specifically tell us if you received information regarding interest deferrals or defaults and how this information affected your analysis at each period end.

d) Considering the significant judgment required to determine if a security is other than temporarily impaired and the focus users of financial statements have placed on this area, we believe comprehensive and detailed disclosure is required to meet the disclosure requirements in paragraph 38 of FSP FAS 115-2 and FAS 124-2 (which you will adopt in your next Form 10-Q) and Item 303 of Regulation S-K. Therefore, for each individual and pooled trust preferred security, please revise your trust preferred holdings table, as seen on page 41, in future filings to disclose the following information as of the most recent period end: deal name, single-issuer or pooled, class, unrealized gain/loss, number of banks currently performing, expected deferrals and defaults as a percentage of the remaining performing collateral and current subordination as a percentage of the remaining performing collateral. Additionally, please clearly disclose how you calculate the current subordination and discuss what the current subordination percentage signifies to allow an investor to understand why this information is relevant and meaningful.

5.   We further note in Exhibit 99.1 of your Form 8-K filed July 23, 2009, that you recorded an investment impairment charge of $3.9 million in the quarter ended June 30, 2009. Please tell us what this charge is comprised of and provide a detailed analysis of the factors that led you to conclude that this investment impairment charge should be recorded during the quarter ended June 30, 2009.

Note 5 – Allowance for Loan Losses, page 71

6.   We note your impaired loans table on page 71 and that total impaired loans with a valuation allowance at December 31, 2008 was $14,977,000. We note on page 9 of the March 31, 2009 Form 10-Q the same balance was for "impaired loans with no valuation allowance has been provided". In future filings please present consistent financial information throughout the document.

Note 19 - SFAS No. 157, Fair Value Measurements, page 85

7.   We note your disclosure on page 85 that you obtain fair value measurements from third party vendors for your securities available for sale. Please tell us and revise future filings to include the following in your disclosure:

   a) The number of quotes or prices you generally obtain per instrument and if you obtain multiple quotes or prices, how you determine the ultimate value you use in your financial statements;

   b) Whether, and if so, how and why, you adjusted quotes or prices you obtained from third party;

   c) The procedures you performed to validate the prices you obtained to ensure the fair value determination is consistent with SFAS 157 and to ensure that you properly classified your assets and liabilities in the fair value hierarchy.

8.   We note your disclosure that the value of real estate collateral is determined utilizing an appraisal and if an appraisal of real estate property is over two years old or the collateral is in process of construction than the fair value is considered Level 3. Please tell us and include in future filings the following:

   a) The timing and frequency of your appraisal and valuation process for non-performing real estate loans including procedures completed before an appraisal is ordered;

   b) Provide us an example including a timeline of how and when an appraisal would be ordered for real estate nonperforming loans, the amount of time this normally takes and at what point you would typically recognize any charge-off(s) resulting from insufficient collateral; and

   c) In accordance with paragraph 33(d) of SFAS 157 the valuation technique for real estate loans with an appraisal over two years old or real estate in process of construction.

Form 10-Q for the quarter ended March 31, 2009

Note 1, page 6

9.   Please tell us and revise your future filings to more clearly discuss the following regarding your issuance of preferred stock and warrants to the U.S. Treasury:

   a) The accounting for the issuance of the preferred stock and warrants;

   b) Clearly identify the assumptions used to calculate the fair value of the preferred stock;

   c) Clearly identify how you determined the relative fair value of the preferred stock and the warrants;

   d) Clearly identify how those factors were considered in the calculation of the accretion amount reported; and

   e) Quantify the discount rate used to value the preferred stock.

Schedule 14A
Executive Compensation, page 12

10.   You only provide compensation information for four persons. Item 402(a)(3)(iii) of Regulation S-K requires that disclosure be provided for your three most highly compensated executive officers, other than the principal executive officer and the principal financial officer, who were serving as executive officers at the end of the last completed fiscal year. An executive officer is any executive with policy making authority, whether or not an executive officer under your charter and bylaws. In future filings please ensure that you provide appropriate disclosure for all individuals for whom disclosure is required under Item 402 of Regulation S-K. Refer to Item 402(a)(3) of Regulation S-K, Instruction 1 to Item 402(a)(3) of Regulation S-K, and Exchange Act Rule 3b-7.

Stock-Based Compensation, page 14

11.   Given the apparent significance of the restricted stock grants for 2009, please quantify the number of these grants to each named executive officer and the methodology used by the committee to determine the number. Please refer to Item 402(b)(1)(v) of Regulation S-K.

* * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments, indicate your intent to include the requested revision in future filings, provide a draft of your proposed disclosure and provide any requested information. We may have additional comments after reviewing your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions on accounting matters to Lindsay Bryan, Staff Accountant, at 202-551-3417 or to Amit Pande, Accounting Branch Chief, at 202-551-3423. Please direct any questions to David Lyon at 202-551-3421, or to me at 202-551-3419.

Sincerely,

Christian Windsor
Special Counsel

By FAX: Ronald L. Blevins
Fax number 804-445-1047